Daniel H. Follansbee 617 348 4474 dhfollansbee@mintz.com mintz.com	One Financial Center Boston, MA 02111 617 542 6000 617 542 2241 fax

September 25, 2019
VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cecilia Blye, Chief, Office of Global Security Risk

Re:    QIAGEN N.V.
Form 20-F for the Year Ended December 31, 2018
Filed on March 6, 2019
File Number: 1-38332

Ladies and Gentlemen:

On behalf of QIAGEN N.V. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comments contained in the letter dated September 16, 2019 from Cecilia Blye, the Commission’s Chief, Office of Global Security Risk (the “Staff”) to Roland Sackers, the Company’s Chief Financial Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:

Form 20-F for the Fiscal Year Ended December 31, 2018
General

1.
Comment: In your letter to us dated August 8, 2016, you discussed contacts with Syria and Sudan. Your website identifies a distributor for Syria. Also, we located a 2018 research journal article on the detection of a DNA-damaging carcinogen in plant workers in Syria which reported that, during the study, genomic DNA was isolated from the white blood cells using a DNA Kit from Qiagen, USA, and that DNA concentrations were measured in the biology laboratory at Alassad University Hospital in Damascus, Syria. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or economic controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your prior letter, including contacts with their governments, whether through subsidiaries, distributors, affiliates, or other direct or indirect arrangements.

Response: The Company’s website provides contact information for a Syrian distributor of products manufactured and sold by one of the Company’s German subsidiaries. The Company reports that the relevant facts described in our response letter to the Staff dated August 8, 2016 remain accurate today, in particular that all shipments of products to Syria and Sudan through the date of this letter

•	were recorded by the Company’s subsidiary QIAGEN GmbH, located in Hilden, Germany;

•	were processed in compliance with German and European Union customs regulations; and

•	do not include any products that are “dual-use” products or products requiring special clearance from the German customs authorities.

The Company confirms that it has not had, does not have, and does not intend to have, contacts with the governments, governmental entities or government-controlled entities of Syria or Sudan. The Company is committed to maintaining strict compliance with all applicable U.S. export control and economic sanctions laws and regulations restricting dealing in or with Syria or Sudan. To that end, the Company has allocated significant resources to develop, implement and maintain a robust export compliance program.

The Company also respectfully advises the Staff that the 2018 research journal article referenced by the Staff, appears to incorrectly reference "Qiagen USA". We note that the reference immediately follows the naming of a product which is commercialized by a different company ("Thermo Scientific") and that, as noted above, the Company does not ship products to Syria that originate from the USA.

2.
Comment: Please discuss the materiality of any such contacts with Syria and Sudan, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response: The Company respectfully informs the Staff that it does not believe that its contacts in Syria and Sudan described above constitute a material investment risk for our security holders. In the last three years, the Company has reported revenues from sales to customers in Syria of less than $30,000 in any year (2016 approximately $12,000; 2017 approximately $18,000; 2018 approximately $28,000) and sales to customers in Sudan of $183,000 in 2018. There were no sales to Sudan in 2016 and 2017. To date in 2019, there have been no sales to Syria and approximately $31,000 to Sudan. We believe that these sales volumes are clearly not material to the Company.

The Company also respectfully advises the Staff that the Company does not have any subsidiaries, offices, facilities, employees or other assets in Syria or Sudan and confirms that it has not had, does not have, and does not intend to have, contacts with the governments, governmental entities or government-controlled entities of Syria or Sudan.

Company policy generally prohibits the Company and its foreign subsidiaries from supporting customer activities in these countries (except in limited situations where the transaction is permitted under applicable law). The Company does not believe that these limited activities are harmful to the Company’s reputation or share value because the Company’s activities in these countries are undertaken only when the applicable governmental authority has determined that those activities should be permitted despite the otherwise comprehensive sanctions imposed against these countries.

Accordingly, the Company does not believe that any of its contacts with Syria, or Sudan are or were qualitatively or quantitatively material to the Company, its financial condition or its results of operations, and do not warrant any changes in the Company’s prior filings with the Commission.

_______________________________________________

As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter.

In addition, as requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474. Thank you for your time and attention.

Very truly yours,

/s/Daniel H. Follansbee
Daniel H. Follansbee

cc:     QIAGEN N.V.
Roland Sackers, Chief Financial Officer
Susan Stefanelli, Senior Director SEC Reporting
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.,